BLUE ACQUISITION CORP.

1601 Anita Lane

Newport Beach, CA 92660

May 14, 2025

VIA EDGAR

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Blue Acquisition Corp./Cayman

Draft Registration Statement on Form S-1

Submitted on March 26, 2025

CIK No. 0002059654

Ladies and Gentlemen:

This letter sets forth the responses of Blue Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), to the comment letter dated April 22, 2025 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s draft registration statement on Form S-1 submitted via EDGAR to the Commission on March 26, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1. We note your disclosure that you may pay finder’s fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or their affiliates. On page 35 and elsewhere, you refer to this fee only being paid to independent directors. Please revise your disclosure, as appropriate, to address this discrepancy. Further, please describe the extent to which compensation may result in a material dilution of the purchasers’ equity interests. Also, we note your disclosure on page 5 that you may engage your sponsor or an affiliate as an advisor and pay a salary. Please revise your disclosure here to reflect this. Please refer to Items 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and in response to this comment, the disclosure on the cover page, pages 8, 37, 107, 151 and throughout the prospectus has been revised to state that the Company may pay finder’s fees, advisory fees, consulting fees, success fees or salaries to its sponsor, officers, directors or their affiliates, and that such payments may result in a material dilution of the purchasers’ equity interests. The disclosure on the cover page also has been revised to state that the Company may engage the sponsor or an affiliate as an advisor and pay it a salary.

The Offering Ability to extend time to complete business combination, page 23

2. We note your disclosure that “If a majority of the units sold in this offering are purchased by non-managing sponsor members then it may have a material impact...given the potential conflict of interest....” Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private units.

Response: The Company acknowledges the Staff’s comment, and has added disclosure on page 26 in response to this comment.

Management Team Conflicts of Interest, page 36

3. We note your disclosure on page 36 that your “sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination.” Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 138. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and has added disclosure on pages 38, 78 and 142 in response to this comment.

Dilution, page 93

4. Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not necessarily be limited to, the up to $1,500,000 of working capital loans that may be convertible into private placement units. Reference is made to Item 1602(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and in response to this comment, the disclosure in the narrative discussion in this section has been revised to describe the material potential sources of future dilution.

Proposed Business

Our Management Team and Board of Directors, page 101

5. We note your disclosure on page 111 that you “have not contacted any of the prospective target businesses that our management team in their prior SPACs had considered and rejected as target businesses to acquire.” Please describe the experience of your sponsor and its affiliates and promoters in organizing SPACs. See Item 1603(a)(3) of Regulation S-K. To the extent your management does not have experience with prior SPACs, please revise to clarify this and add risk factor disclosure as appropriate.

Response: The Company acknowledges the Staff’s comment, and in response to this comment, a section has been added on pages 5 and 105 under the caption “Prior SPAC Experience” has been added to this section. In addition, a risk factor has been added at page 78 stating that the Company’s management does not have prior experience working with special purpose acquisition companies.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments concerning the Amendment, please contact our counsel, Lijia Sanchez of Ellenoff Grossman & Schole LLP, by telephone at (212) 370-1300 or via e-mail at lsanchez@egsllp.com.

Sincerely,

Blue Acquisition Corp.

/s/ Ketan Seth
Ketan Seth
Chief Executive Officer

Enclosures

cc:	Eric McPhee

Jennifer Monick

David Link

Lijia Sanchez

Giovanni Caruso – Loeb & Loeb LLP

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